UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grubb & Ellis Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

400095204
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400095204	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock  convertible into 4,548,783 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.17%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 400095204	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock  convertible into 4,548,783 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.17%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 400095204	13G/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock convertible into 4,548,783 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock  convertible into 4,548,783 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.17%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 400095204	13G/A	Page 5 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 22, 2011 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”), with respect to shares of common stock, par value $0.01 (the “Common Stock”), of Grubb & Ellis Company, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns $7,505,500 principal amount of 12% cumulative participating perpetual convertible preferred stock  (the "Preferred Stock") convertible into 4,548,783 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the $7,505,500 aggregate principal amount of 12% Preferred Stock convertible into 4,548,783 shares of Common Stock held by Highbridge International LLC.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock issuable to Highbridge International LLC.

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 69,147,403 shares of Common Stock issued and outstanding as of November 16, 2011, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2011. Therefore, based on the Company's outstanding shares of Common Stock and, for purposes of clauses (i) and (ii) below, assuming the conversion of the Preferred Stock, (i) Highbridge International LLC may be deemed to beneficially own 6.17% of the outstanding shares of Common Stock of the Company, and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 6.17% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote
See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of
See Item 4(a)

CUSIP No. 400095204	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  February 14, 2012

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager
By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director
	By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director
/s/ Glenn Dubin
GLENN DUBIN